QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

IAMGOLD Corporation
Reconciliation with United States Generally Accepted Accounting Principles—Item 18
Years Ended December 31, 2007, 2006 and 2005

        IAMGOLD Corporation (the "Company") prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which principles differ in certain respects from those applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC").

Consolidated Statements of Earnings (Restated—Note 1):

(in 000's)	2007—Restated	2006—Restated	2005
	$	$	$
Net earnings(loss) from continuing operations for the year reported under Canadian GAAP	(42,060)	72,388	20,494
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (Note 2(a))	(51,948)	(70,693)	(16,561)
Equity earnings of Sadiola under U.S. GAAP (Note 2(a))	21,851	36,213	8,945
Equity earnings of Yatela under U.S. GAAP (Note 2(a))	24,364	37,241	1,931
Tarkwa and Damang stripping costs (Note 1)	(7,832)	(6,212)	—
Exploration expensed (Note 2(b))	(22,190)	(9,656)	(962)
Stock-based compensation (Note 2(c))	—	(2)	(4)
Amortization of royalty interests (Note 2(d))	(495)	111	(775)
Interest income (Note 2(f))	—	145	—
Non-hedge derivative gain (Note 2(f))	—	(40)	—
Warrants (Note 2(g))	13,232	(2,712)	—
Forward sales liability (Note 2(h))	(370)	623	—
Other	201	—	—
Income taxes on the above	6,266	1,464	249

Net earnings (loss) from continuing operations, U.S. GAAP	(58,981)	58,870	13,317
Net earnings form discontinued operations	—	93	—

Net earnings (loss), U.S. GAAP	(58,981)	58,963	13,317

	2007— Restated	2006— Restated	2005
	$	$	$
Basic and diluted net earnings (loss) from continuing operations per share	(0.20)	0.32	0.09
Basic and diluted net earnings (loss) per share	(0.20)	0.32	0.09
Dividends per share	0.06	0.06	0.06

Consolidated Statements of Comprehensive Income (Restated—Note 1):

(in 000's)	2007— Restated	2006— Restated	2005
	$	$	$
Net earnings (loss), U.S. GAAP	(58,981)	58,963	13,317
Other comprehensive income (loss):
Marketable securities (Note 2(e))	(2,245)	1,439	(258)
Cumulative translation adjustment	28,895	(4,836)	—

Comprehensive income (loss), U.S. GAAP	(32,331)	55,566	13,059

Consolidated Statements of Shareholder's Equity (Restated—Note 1):

(in 000's)	2007— Restated	2006— Restated	2005
	$	$	$
Shareholders' equity based on Canadian GAAP	1,751,316	1,773,351	411,002
Impact on shareholders' equity of U.S. GAAP adjustments:
Equity accounting of Sadiola and Yatela (Note 2(a))	(13,052)	(7,319)	(10,078)
Tarkwa and Damang stripping costs (Note 1)	(14,044)	(6,212)	—
Accumulated exploration expensed (Note 2(b))	(33,795)	(10,618)	(962)
Accumulated amortization of royalty interests (Note 2(d))	(2,058)	(1,563)	(1,674)
Interest income (Note 2(f))	—	145	—
Non-hedge derivative gain (Note 2(f))	—	(40)	—
Warrants (Note 2(g))	(13,872)	(27,115)	—
Forward sales liability (Note 2(h))	253	623	—
Income taxes on the above	8,291	2,025	561
Marketable securities (Note 2(e))	—	1,417	(22)

Shareholders' equity based on U.S. GAAP	1,683,039	1,724,694	398,827

Consolidated Statements of Cash Flows:

(in 000's)	2007	2006	2005
	$	$	$
Operating Activities	65,484	3,425	8,922
Investing Activities	(50,799)	43,141	3,457
Financing Activities	(41,380)	(11,450)	(836)
Cash from (used in) discontinued operations	28,451	(1,579)	—

Consolidated Balance Sheets (Restated—Note 1):

As at December 31, 2007	Cdn GAAP	Adjustments (Note 2(a))	Other US GAAP Adjustments	US GAAP
	$	$	$	$
ASSETS
Current Assets:
Cash and cash equivalents	113,265	(17,572)	—	95,693
Gold bullion	53,982	—	—	53,982
Receivables and other current assets (Note 10)	77,221	(18,139)	—	59,082
Inventories	89,230	(17,422)	—	71,808

	333,698	(53,133)	—	280,565
Other long-term assets	88,416	(56,919)	—	31,497
Equity investments (Notes 2(a), 3)	112,478	91,165	—	203,643
Royalty interests (Note 2(d))	34,835	—	(2,055)	32,780
Mining assets	1,023,961	(65,737)	—	958,224
Exploration and development (Note 2(b))	225,473	—	(33,796)	191,677
Goodwill	361,648	—	—	361,648
Other intangible assets (Note 11)	15,103	—	—	15,103

	2,195,612	(84,624)	(35,851)	2,075,137

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities (Note 12)	127,672	(36,060)	(2,147)	89,465
Dividends payable	17,625	—	—	17,625
Current portion of long-term liabilities (Note 2(h))	32,430	(1,192)	(205)	31,033
Deferred revenues	—	—	2,147	2,147

	177,727	(37,252)	(205)	140,270
Long-term liabilities:
Long-term debt (Note 6)	5,696	—	—	5,696
Future income and mining tax liability (Notes 2(b),(d), 8)	157,956	(4,517)	(8,288)	145,151
Asset retirement obligations	77,506	(15,760)	—	61,746
Accrued benefit liability	6,360	—	—	6,360
Warrants (Note 2(g))	—	—	13,872	13,872
Long-term portion of forward sales liability (Note 2(h))	10,472	—	(48)	10,424

	257,990	(20,277)	5,536	243,249
Non-controlling interest	8,579	—	—	8,579
Shareholders' equity:
Common shares (Note 2(c))	1,633,119	—	9,542	1,642,661
Contributed surplus (Notes 2(c), 4, 5)	20,034	—	33	20,067
Warrants (Note 2(g))	24,391	—	(24,391)	—
Retained earnings (Notes 2(a),(b),(c),(d),(h))	49,553	(27,095)	(25,378)	(2,920)
Accumulated other comprehensive income (loss) (Note 2(b))	24,219	—	(988)	23,231

	1,751,316	(27,095)	(41,182)	1,683,039

	2,195,612	(84,624)	(35,851)	2,075,137

As at December 31, 2006 (in 000's)	Cdn GAAP	Adjustments (Note 2(a))	Other US GAAP Adjustments	US GAAP
	$	$	$	$
ASSETS
Current Assets:
Cash and cash equivalents	124,325	(30,388)	—	93,937
Short term deposits	39	—	—	39
Gold bullion	49,012	—	—	49,012
Receivables and other current assets (Note 10)	65,942	(22,353)	(42)	43,547
Inventories	61,325	(16,371)	—	44,954
Current assets held for sale	17,924	—	—	17,924

	318,567	(69,112)	(42)	249,413
Other long-term assets (Notes 2(e),(f))	83,844	(37,344)	1,877	48,377
Equity investments (Notes 2(a), 3)	87,086	101,883	—	188,969
Royalty interests (Note 2(d))	39,786	—	(1,562)	38,224
Mining assets	1,050,664	(53,115)	—	997,549
Exploration and development (Note 2(b))	200,588	—	(10,618)	189,970
Goodwill	464,975	—	—	464,975
Long-term assets held for sale	33,166	—	—	33,166

	2,278,676	(57,688)	(10,345)	2,210,643

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities (Note 12)	119,741	(33,637)	—	86,104
Dividends payable	17,570	—	—	17,570
Current portion of long-term liabilities (Note 2(h))	69,960	—	(369)	69,591
Current liabilities relating to assets held for sale	9,240	—	—	9,240

	216,511	(33,637)	(369)	182,505
Long-term liabilities:
Long-term debt	9,625	—	—	9,625
Future income and mining tax liability (Notes 2(b),(d), 8)	185,015	(2,939)	(1,710)	180,366
Asset retirement obligations	39,933	(7,583)	—	32,350
Accrued benefit liability	6,321	—	—	6,321
Warrants (Note 2(g))	—	—	27,115	27,115
Long-term portion of forward sales liability (Note 2(h))	28,346	—	(253)	28,093
Long-term liabilities relating to assets held for sale	15,862	—	—	15,862

	285,102	(10,522)	25,152	299,732
Non-controlling interest	3,712	—	—	3,712
Shareholders' equity:
Common shares (Note 2(c))	1,625,994	—	9,542	1,635,536
Contributed surplus (Notes 2(c), 4)	19,153	—	33	19,186
Warrants (Note 2(g))	24,403	—	(24,403)	—
Share purchase loans	(295)	—	—	(295)
Retained earnings (Notes 2(a),(b),(c),(d),(f),(g),(h))	108,932	(13,529)	(21,717)	73,686
Accumulated other comprehensive income (loss) (Note 2(e))	(4,836)	—	1,417	(3,419)

	1,773,351	(13,529)	(35,128)	1,724,694

	2,278,676	(57,688)	(10,345)	2,210,643

Notes to U.S. GAAP Reconciliation:

1.     Restatement of consolidated financial statements:

  The costs associated with the Gold Fields Ghana Limited ("Tarkwa") and Abosso Goldfields Limited ("Damang") stripping programs were capitalized as betterments under Canadian GAAP. Under U.S. GAAP, the Company's accounting policy is to account for stripping costs in accordance with Emerging Issues Task Force (EITF) 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6") and Statement of Financial Accounting Standards (SFAS) 151, Inventories. EITF 04-6 requires that stripping costs incurred during production be treated as variable inventory costs. The requirements of EITF 04-6 were effective for the Company's fiscal year beginning January 1, 2006, with the effect of initially applying the EITF to be recognized as a cumulative effect adjustment recorded in the opening balance of retained earnings in the year of adoption. The above noted stripping costs were not previously identified as a reconciling item between Canadian and U.S. GAAP and the Company has restated its reconciliation with U.S. GAAP to account for stripping costs in accordance with EITF 04-6.

  The following is a summary of the significant effects of the restatement on the Company's consolidated balance sheets as of December 31, 2007 and 2006 under U.S. GAAP and its consolidated statements of earnings under U.S GAAP for the fiscal years ended December 31, 2007 and 2006. The impact of the adoption of EITF 04-6 on retained earnings as at January 1, 2006 with respect to these stripping costs was not material.

	December 31, 2007			December 31, 2006
(000's except per share amounts)	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	$	$	$	$	$	$
Consolidated Balance Sheets
Equity investments	217,687	(14,044)	203,643	195,181	(6,212)	188,969
Retained earnings	11,124	(14,044)	(2,920)	79,898	(6,212)	73,686
Consolidated Statement of Earnings
Equity earnings	71,606	(7,832)	63,774	102,328	(6,212)	96,116
Net earnings (loss) from continuing operations, U.S. GAAP	(51,149)	(7,832)	(58,981)	65,082	(6,212)	58,870
Net income (loss) for the year, U.S. GAAP	(51,149)	(7,832)	(58,981)	65,175	(6,212)	58,963
Basic and diluted net earnings (loss) from continuing operations per share	(0.17)	(0.03)	(0.20)	0.35	(0.03)	0.32
Basic and diluted net earnings (loss) per share	(0.17)	(0.03)	(0.20)	0.35	(0.03)	0.32

2.     Notes to the U.S. GAAP reconciliation:

  a)    Equity Method Investments in Sadiola, Yatela, Tarkwa and Damang:

    Under Canadian GAAP, the Company accounts for its interests in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

    For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company's proportionate share of the net earnings or loss of the joint ventures, net of amortization of the purchase price adjustment and (c) distributions from the joint ventures.

    For U.S. GAAP purposes, the Company's share of earnings from its investments have been adjusted for the following items:

    (i)
    Exploration and development costs:

      Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

    (ii)
    Start-up costs:

      U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

    (iii)
    Deferred stripping costs:

      Under Canadian GAAP, the Company capitalized stripping costs incurred during the year relating to betterments at Yatela, Tarkwa and Damang. These costs will be amortized on a units-of-production basis over the reserves that directly benefit from the stripping activity. Under U.S. GAAP, the Company accounts for stripping costs in conjunction with EITF 04-6, and Statement of Financial Accounting Standards (SFAS) 151, Inventories.

    (iv)
    Future income taxes:

      Tax adjustments related to the above items.

  b)    Exploration Expensed:

    Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

  c)     Stock-based compensation:

    Effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payments, to account for share based payments to employees, directors and consultants. The adoption of SFAS 123(R) did not have a material impact on stock-based compensation expense for 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with SFAS 123.

  d)    Royalty Interests:

    Under Canadian GAAP, depreciation and amortization of royalty interests is calculated on the units-of-production method based upon the estimated mine life corresponding to the property's reserves and resources whereas under U.S. GAAP, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

  e)     Marketable securities:

    Under Canadian GAAP, since January 1, 2007, marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price. Unrealized gains or losses related to changes in market value as well as the related tax impact are accounted for in other comprehensive income (OCI) until the marketable security is sold or other than temporarily impaired. When it is sold or other than temporarily impaired, the accumulated variation in OCI is reversed and the actual gain or loss on disposal is accounted for in the statement of earnings. The Company also owns warrants included in marketable securities. These warrants were measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in market value are reported under "non-hedge derivative gain or loss" in the consolidated statement of earnings. Before January 1, 2007, investments in marketable securities were recorded at cost under Canadian GAAP.

    For all periods presented under U.S. GAAP, marketable securities are accounted as per the rules adopted under Canadian GAAP on January 1, 2007.

  f)     Gold receivable:

    Under Canadian GAAP, since January 1, 2007, gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under "non-hedge derivative gain or loss". Before January 1, 2007, the gold receivable was revaluated at each balance sheet date at the current spot price and the variation was accounted for under the "non-hedge derivative gain" caption in the statement of earnings. The discount was amortized up to the time of deliveries and accounted for under the "investment income" caption in the statement of earnings.

    For all periods presented under U.S. GAAP, the gold receivable was accounted for in the same manner as the new Canadian standards adopted in January 2007.

  g)     Warrants:

    Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders' equity. Under U.S. GAAP, issuers having warrants with an exercise price denominated in a currency other than the issuer's functional currency are required to treat the fair value of the warrants as a liability and to mark to market those warrants through net earnings.

  h)    Forward sales liability:

    Under Canadian GAAP, forward gold sales contracts for the Mupane mine are accounted for as normal purchase and sale contracts from the date of acquisition. Under U.S. GAAP, the forward contracts were accounted for as normal purchase and sale contracts from June 26, 2006, the date documentation of the accounting treatment for these contracts was finalized. Prior to June 26, 2006, the forward contracts were accounted for on a mark-to-market basis.

3.     Equity method investments:

  The changes in the Company's equity method investments pursuant to U.S. GAAP are as follows:

(in 000's)	2007—as restated	2006—as restated	2005
	$	$	$
Equity method investments, beginning of year	188,969	192,868	203,465
Net earnings	63,774	96,116	26,713
Distributions received	(49,100)	(100,015)	(37,310)

Equity method investments, end of year	203,643	188,969	192,868

  Condensed balance sheet information for the Company's equity method investments is summarized below:

	2007
(in 000's)	Tarkwa	Damang	Sadiola	Yatela	Other
	$	$	$	$	$
Current assets	161,238	38,730	78,371	56,848	362
Long-term assets, net	488,021	37,926	217,463	50,938	—

	649,259	76,656	295,834	107,786	362

Current liabilities	63,852	19,243	38,826	56,025	176
Long-term obligations and other	114,397	7,608	28,126	6,408	—
Equity	471,010	49,805	228,882	45,353	186

	649,259	76,656	295,834	107,786	362

	2006
(in 000's)	Tarkwa	Damang	Sadiola	Yatela	Other
	$	$	$	$	$
Current assets	136,550	40,884	117,176	61,010	362
Long-term assets, net	393,894	33,852	163,542	42,640	—

	530,444	74,736	280,718	103,650	362

Current liabilities	64,333	15,323	55,160	31,475	176
Long-term obligations and other	89,201	8,413	9,182	7,730	—
Equity	376,910	51,000	216,376	64,445	186

	530,444	74,736	280,718	103,650	362

  Condensed income statement information for the Company's equity method investments is summarized below:

	2007
(in 000's)	Tarkwa	Damang	Sadiola	Yatela	Other
	$	$	$	$	$
Revenue	456,608	124,931	267,911	208,845	—
Expenses	362,508	126,127	210,408	147,935	—

Net earnings	94,100	(1,196)	57,503	60,910	—

	2006
(in 000's)	Tarkwa	Damang	Sadiola	Yatela	Other
	$	$	$	$	$
Revenue	433,974	130,836	300,726	214,500	—
Expenses	321,429	123,476	205,429	121,398	—

Net earnings	112,545	7,360	95,297	93,102	—

	2005
(in 000's)	Tarkwa	Damang	Sadiola	Yatela	Other
	$	$	$	$	$
Revenue	321,074	102,048	198,139	110,250	—
Expenses	248,397	92,889	174,600	105,423	(760)

Net earnings	72,677	9,159	23,539	4,827	760

4.     Contributed Surplus:

(in 000's)	2007	2006	2005
Balance, beginning of year	19,186	7,277	9,466
Stock-based compensation	2,855	3,102	1,240
Exercise of share options	(1,974)	(4,255)	(3,429)
Cambior purchase consideration	—	13,062	—

Balance, end of year	20,067	19,186	7,277

5.     Stock-based compensation:

  A summary of the status of the Company's nonvested share options as of December 31, 2007 and the changes during the year ended December 31, 2007, is presented below:

	Awards	Weighted Average Grant-Date Fair-value
Nonvested as of January 1, 2007	2,034,998	2.86
Granted	1,976,000	2.62
Vested	829,997	2.71
Forfeited	627,000	2.89

Nonvested, December 31, 2007	2,554,001	2.71

  The weighted average grant-date fair value of options granted during 2007 was $2.62 (2006—$3.08, 2005—$2.27).

  The total intrinsic value of options exercised during 2007 was $4.9 million (2006—$10.0 million, 2005—$6.2 million). The total fair value of options that vested during 2007 was $2.2 million (2006—$1.2 million, 2005—$1.3 million).

  As at December 31, 2007 and 2006, the aggregate intrinsic value of options outstanding was $Nil and $12.9 million, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $1.7 million and $12.6 million, respectively.

  As at December 31, 2007, there was $2.8 million of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.9 years.

6.     Long Term Debt:

  The priority in which the Company's long term debt will be repaid is as follows:

(in 000's)	$
Credit facility	4,000
Financing agreement with Hydro-Quebec	1,174
Other	327
Non-participating shares	800
Purchase price payable—Camp Caiman	3,928

10,229
Less: Current portion	(4,533)

Long-term portion	5,696

7.     Earnings per share from discontinued operations:

  The Company recorded net earnings from discontinued operations for the years ended December 31, 2007, 2006 and 2005 of Nil, $0.1 million and Nil, respectively. Net earnings from discontinued operations did not result in any changes in basic or diluted earnings per share for any of the periods presented.

8.     Income taxes:

  The Company's future tax liability for each tax jurisdiction was as follows:

(in 000's)	2007	2006
	$	$
Suriname	98,585	134,093
Canada	29,940	12,284
Tanzania	11,587	20,919
Botswana	—	8,279
Peru	5,039	4,791

	145,151	180,366

9.     Income tax uncertainty:

  Income tax liabilities as of December 31, 2007 included a total of $2.9 million for unrecognized income tax benefits, excluding accrued interest and penalties. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in 000's)	$
Balance at January 1, 2007	2,884
Additions based on tax positions related to the current year	—
Additions related to tax positions of prior years	—
Settlements of tax positions	—

Balance as at December 31, 2007	2,884

  As at December 31, 2007, $1.1 million of income tax for unrecognized tax benefits, if recognized in future periods, would impact the Company's effective tax rate. The Company does not believe that there will be any material changes in its unrecognized tax positions over the next twelve months.

  The Company recognizes interest and penalty expense related to unrecognized tax benefits in interest expense in the consolidated statement of earnings. No interest or penalties were recorded in the year ended December 31, 2007. As at December 31, 2007, the Company did not have any accrued interest or penalties with respect to its unrecognized tax benefits recorded on its consolidated balance sheet.

  In some cases, the Company's tax positions are related to years that remain subject to examination by tax authorities. The following table outlines the open years, by tax jurisdiction, as at December 31, 2007:

Jurisdiction	Open Years:
Canada	2004 to present
Suriname	2005 to present
Mali	2007 to present

10.   Receivables and other current assets:

  Receivables and other current assets on the Company's consolidated balance sheet consist of the following:

(in 000's)	2007	2006
	$	$
Trade receivables	33,380	24,516
Other receivables	19,625	9,983
Prepaid expenses	6,077	7,309
Other current assets	—	1,739

	59,082	43,547

11.   Other intangible assets:

  The weighted average amortization period for the Company's favorable supplier contracts is approximately 10 years. The estimated amortization expense for the Company's other intangible assets for each of the next five years and thereafter is as follows:

(in 000's)	Amortization of other intangible assets
$
2008	3,059
2009	3,059
2010	3,059
2011	582
2012	356
Thereafter	4,988

15,103

12.   Accounts payable and accrued liabilities:

  Accounts payable & accrued liabilities on the Company's consolidated balance sheet consist of the following:

(in 000's)	2007	2006
	$	$
Trade payables	47,124	66,452
Accrued liabilities	42,341	8,981
Taxes payable	—	10,015
Other	—	656

	89,465	86,104

13.   Recently issued accounting pronouncements:

  (a)   Accounting for uncertainty in income taxes:

    In June 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Adoption of this statement did not have a material impact on the Company's financial statements.

  (b)   Fair value measurements:

    In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to assess fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.

    In February 2008, the FASB issued FSP FAS157-2, which delays the effective date of FAS 157 for nonfinancial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal years beginning after November 15, 2008, and interim periods within those years. The Company is currently evaluating the impact that FSP FAS 157-2 may have on its financial statements.

  (c)   Fair value option for financial assets and financial liabilities:

    In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115". This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specific election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The Company is currently evaluating the impact that SFAS No. 159 may have on its financial statements.

  (d)   Business combinations:

    The FASB issued, FAS 141(R), Business combinations. This pronouncement retains the fundamental requirements in FAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The following are some of the significant changes this new statement makes to how the acquisition method is applied:

    •
    Measuring the assets acquired, the liabilities assumed, and any non-controlling interest at their fair values;

    •
    Recognizing assets acquired and liabilities assumed arising from contingencies;

    •
    Recognizing contingent consideration at the acquisition date, measured at its fair value;

    •
    Recognizing a gain in the event of a bargain purchase (i.e. previously negative goodwill).

    This pronouncement will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this pronouncement accordingly.

  (e)   Non-controlling interests in consolidated financial statements:

    The FASB issued FAS 160, Non-controlling interests in consolidated financial statements which amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. This pronouncement will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this pronouncement accordingly.

QuickLinks

  Exhibit 99.4
IAMGOLD Corporation Reconciliation with United States Generally Accepted Accounting Principles—Item 18 Years Ended December 31, 2007, 2006 and 2005